EXHIBIT 4.1

                                 PROMISSORY NOTE

$___, 000
Miami-Dade County, Florida                                     October ___, 1999

FOR VALUE RECEIVED, WORLD DIAGNOSTICS, INC., a Delaware corporation (the "Maker"), promises to pay to the order of __________________________ (the "Payee") on March 31, 2000, the principal sum of _______ Thousand ($__,000) Dollars in lawful money of the United States, in hand or at the principal office of the Payee as may from time to time be designated by the Payee. This Note shall bear interest on the unpaid principal balance at the rate of Six Percent (6%) per annum, payable at the time of the payment of the principal sum of this Note.

         In the event of a default in the payment of this Note, then at the option of the Payee, this Note shall bear interest computed from the date of such default at one percent (1%) per month, but in any event not in excess of the legally prescribed rate for instruments of this kind. The term "event of default" as used herein, shall mean the failure of Maker to pay the principal or interest due under the Note, which failure shall continue for five (5) business days after notice of default, such notice to be delivered to Maker by registered, certified or overnight mail duly recorded at the principal office of the Maker.

         A provision hereof which may prove unenforceable under any law shall not affect the validity of any other provisions hereof.

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         Maker hereby waives presentment for payment, protest and notice of protest and all other notices or demands in connection with the delivery, acceptance, performance, default or endorsement of this Note.

         This Note shall be governed by the laws of the State of Florida.

                                                     WORLD DIAGNOSTICS, INC.

                                                     By: ______________________
                                                         Ken Peters, President

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